UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  ------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                               Staff Leasing, Inc.
                   ------------------------------------------
                                (Name of Issuer)

                    Shares of Common Stock, ($.01 par value)
                   ------------------------------------------
                         (Title of Class of Securities)

                                   0008523811
                                 (CUSIP Number)


                                                     with copies to:
Gary Binning                                         John M. Reiss, Esq.
Paribas                                              White & Case LLP
787 Seventh Avenue                                   1155 Avenue of the Americas
New York, NY 10019                                   New York, NY 10036
(212) 841-2141                                       (212) 819-8247

           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                December 21, 1999
                   ------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  ------------
                                  SCHEDULE 13D

---------------------------------
 CUSIP No. 0008523811
---------------------------------

-------- -----------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Paribas
-------- -----------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   / / (a)
                                                                   / / (b)

-------- -----------------------------------------------------------------------
 3       SEC USE ONLY
-------- -----------------------------------------------------------------------
 4       SOURCE OF FUNDS

         OO
-------- -----------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)
                                                                   / /

-------- -----------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         Republic of France
----------------------------------- ------- ------------------------------------
NUMBER OF SHARES BENEFICIALLY        7      SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON              0*
WITH
                                    ------- ------------------------------------
                                     8      SHARED VOTING POWER
                                            0
                                    ------- ------------------------------------
                                     9      SOLE DISPOSITIVE POWER
                                            0*
                                    ------- ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                            0
-------- -----------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0*
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                   / /
-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         BK
-------- -----------------------------------------------------------------------

* Paribas may be deemed to be the beneficial owner of the Common Stock of Staff Leasing, Inc. reported herein through its ownership of Paribas North America, Inc. and its indirect ownership of Paribas Principal Incorporated. Such shares of Staff Leasing, Inc. are not included above so as to avoid double counting.

-------- -----------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Paribas  North America, Inc.      I.R.S. Identification No. 13-1929559
-------- -----------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   / / (a)
                                                                   / / (b)

-------- -----------------------------------------------------------------------
 3       SEC USE ONLY


-------- -----------------------------------------------------------------------
 4       SOURCE OF FUNDS

         WC, OO
-------- -----------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)
                                                                   / /
-------- -----------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         State of Delaware
----------------------------------- ------- ------------------------------------
NUMBER OF SHARES BENEFICIALLY        7      SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON              425,000*
WITH
                                    ------- ------------------------------------
                                     8      SHARED VOTING POWER
                                            0
                                    ------- ------------------------------------
                                     9      SOLE DISPOSITIVE POWER
                                            425,000*

                                    ------- ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                            0
-------- -----------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         425,000*
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                   / /
-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         1.96
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
-------- -----------------------------------------------------------------------

* Paribas North America, Inc. may be deemed to be the beneficial owner of the Common Stock of Staff Leasing, Inc. reported herein by Paribas Principal Incorporated through its ownership of Paribas Principal Incorporated. Such shares of Staff Leasing, Inc. are not included above so as to avoid double counting.

-------- -----------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Paribas Principal Incorporated    I.R.S. Identification No. 13-3529118
-------- -----------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   / / (a)
                                                                   / / (b)

-------- -----------------------------------------------------------------------
 3       SEC USE ONLY


-------- -----------------------------------------------------------------------
 4       SOURCE OF FUNDS

         WC, OO
-------- -----------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)
                                                                   / /
-------- -----------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         State of New York
----------------------------------- ------- ------------------------------------
NUMBER OF SHARES BENEFICIALLY        7      SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON               2,321,891
WITH
                                    ------- ------------------------------------
                                     8      SHARED VOTING POWER
                                            0
                                    ------- ------------------------------------
                                     9      SOLE DISPOSITIVE POWER
                                            2,321,891

                                    ------- ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                            0
-------- -----------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,321,891
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                   / /
-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         10.69
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
-------- -----------------------------------------------------------------------

         Paribas, Paribas North America, Inc. ("PNA") and Paribas Principal Incorporated ("PPI" and, collectively with Paribas and PNA, the "Reporting Persons") hereby amend the report on Schedule 13D, dated April 21, 1999 (as amended, the "Schedule 13D"), filed by the Reporting Persons in respect of the common stock (the "Common Stock"), par value $.01 per share, of Staff Leasing, Inc. (the "Company"), a Florida corporation. Capitalized terms used but not defined herein shall have the meaning attributed to such terms in the Schedule 13D. The principal executive offices of the Company are located at 600 301 Boulevard West, Bradenton, FL 34205.

ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 of Schedule 13D is hereby amended to reflect the changes in the plan of the Reporting Persons regarding the Company, by deleting the paragraph of Item 4 commencing with the words "Except as disclosed in this Item 4, ..." and inserting the following instead:

        "On December 17, 1999 the legal advisors of the Company contacted the legal advisors of PPI and indicated that the Company would be willing to enter into an agreement with PPI regarding certain rights and obligations of both parties in connection with a possible sale process initiated by the Company. On December 21, 1999, PPI and the Company entered into a confidentiality agreement (the "Agreement") pursuant to which the Company agrees, upon PPI's request, to provide PPI with access to certain non-public information about the Company in order to allow PPI to evaluate a possible acquisition of the Company. Under the Agreement, PPI agrees (i) to treat confidentially and not disclose such non-public information except, after the Restricted Period (as defined below) as required by law, (ii) not to use any such non-public information for any purpose other than a possible acquisition of the Company and (iii) until the earlier of
(x) February 29, 2000, (y) the day on which the Company enters into or announces an intention to enter into an acquisition transaction and (z) January 30, 2000, if on or prior to such date, the Company has not delivered to PPI and other persons having expressed an interest in an acquisition transaction a proposed form of an acquisition agreement (the "Restricted Period"), to not nominate individuals for election to the board of directors of the Company at the Company's 2000 annual meeting or discuss the acquisition of the Company with other persons who have signed a similar agreement with the Company. The Company has amended its by-laws to permit shareholders to submit nominees for election to the board of directors of the Company at the Company's 2000 annual meeting after the Restricted Period until and including March 11, 2000. A copy of the Agreement is attached hereto as an exhibit.

         No assurances can be given (i) that PPI will request access to non-public information about the Company, (ii) that any of the Reporting Persons will make an offer for the Company or (iii) if an offer for the Company is made by any of the Reporting Persons, at what price such offer would be made.

         In addition, the Reporting Persons will continue to evaluate the business, operations and management of the Company and the Reporting Persons may, subject to their obligations under the Agreement, determine in the future to take one or more of the following actions as they may deem appropriate under the circumstances then existing:

         (a) the acquisition of additional securities of the Company, or the disposition of securities of the Company;

         (b)  an  extraordinary   corporate  transaction,   such  as  a  merger,
reorganization or liquidation, involving the Company or any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

         (d) the nomination of persons for election to the board of directors of the Company; or

         (e) any action similar to any of those enumerated above."

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 of Schedule 13D is hereby amended by adding at the end thereof the following:

              "5. Confidentiality Agreement, dated December 21, 1999 among the Company and Paribas."

                                    SIGNATURE



         Each Reporting Person certifies that, after reasonable inquiry and to the best of its knowledge and belief, the information set forth in this statement is true, complete and correct.




Dated:  December 22, 1999



                                              PARIBAS



                                              By:/s/Gary Binning
                                                 -------------------------------
                                                 Name:  Gary Binning
                                                 Title: Managing Director


                                              PARIBAS NORTH AMERICA, INC.



                                              By:/s/Gary Binning
                                                 -------------------------------
                                                 Name:  Gary Binning
                                                 Title: Managing Director



                                              PARIBAS PRINCIPAL INCORPORATED



                                              By:/s/Gary Binning
                                                 -------------------------------
                                                 Name:  Gary Binning
                                                 Title: Director